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WILLIAM TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

Re:	Garrison Capital Inc.
Preliminary Proxy Statement
File Number: 814-00878

Ladies and Gentlemen:

On behalf of Garrison Capital Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Preliminary Proxy Statement on Schedule 14A for its special meeting of stockholders to be held on August 14, 2018 in telephone conversations on July 6, 2018 and July 11, 2018 between Alison White of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Company.  For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.  Except as provided in this letter, terms used in this letter have the meanings given to them in the preliminary proxy statement.

1.

We note the disclosure that the Company and Garrison Capital Advisers intend to reduce the base management fee if the Proposal is approved by Stockholders.  Please clarify that total management fees will increase if additional leverage is incurred.

Response:

The Company will revise the description of the modifications to the base management fee throughout the definitive proxy statement as follows:

United States Securities and Exchange Commission July 12, 2018 Page 2

”If this proposal is approved by stockholders, the Company and its investment adviser intend to modify the base management fee payable under the fourth amended and restated investment advisory agreement between the Company and the investment adviser to an annual rate of 1.50% of the Company's average gross assets, excluding cash or cash equivalents but including assets purchased with borrowed funds, at the end of each of the two most recently completed calendar quarters; provided, however, the base management fee will be calculated at an annual rate of 1.00% of the average value of the Company’s gross assets, excluding cash or cash equivalents but including assets purchased with borrowed funds, that exceeds the product of (i) 200% and (ii) the Company’s average net assets at the end of each of the two most recently completed calendar quarters. Total base management fees, however, will increase if this proposal is approved and the Company incurs additional leverage.”

2.

Please revise the beneficial ownership table to clarify whether Corbin Capital Partners, L.P. and affiliates share beneficial ownership over approximately 1.7 million shares or approximately 2.9 million shares.

Response:

The Company informs the Staff that Corbin Capital Partners, L.P. and affiliates share beneficial ownership over approximately 1.7 million shares.  The Company will revise footnote 2 to the beneficial ownership table in the definitive proxy statement as follows:

“The address for Corbin Capital Partners, L.P. and its affiliates is 590 Madison Avenue, 31st Floor, New York, New York 10022. The number of shares beneficially owned is based on a Schedule 13G filed by Corbin Capital Partners, L.P. on January 31, 2018, which Schedule 13G reflects shared voting power over 1,731,305 shares by each of Corbin Capital Partners, L.P., Corbin Capital Partners Group, LLC and, with respect to 1,232,220 of the shares, Corbin Opportunity Fund, L.P.”

3.

The Proposal should clearly describe the action that Stockholders are being asked to consider.  Please revise the title and description of the Proposal throughout the definitive proxy statement to note that such approval would allow the Company to double the amount of debt that the Company is permitted to incur by reducing the asset coverage requirement from 200% to 150% (without giving effect to any exemptive relief with respect to SBIC debentures).

Response:

The Company will revise the description of the Proposal throughout the definitive proxy statement as follows:

United States Securities and Exchange Commission July 12, 2018 Page 3

“to approve the application of the reduced asset coverage requirements in Section 61(a)(2) of the Investment Company Act of 1940, as amended, to the Company, which would permit the Company to double the maximum amount of leverage that it is permitted to incur by reducing the asset coverage requirement applicable to the Company from 200% to 150% (without giving effect to any exemptive relief with respect to SBIC debentures).”

4.

Please add disclosure to the second paragraph on page 5 of the proxy statement to note that the reduced asset coverage requirement would permit a BDC to have a debt to equity ratio of a maximum of 2.0x (i.e. $2 of debt outstanding for each $1 of equity) as compared to a maximum of 1.0x (i.e. $1 of debt outstanding for each $1 of equity) under the 200% asset coverage requirement (without giving effect to any exemptive relief with respect to SBIC debentures).

Response:

As requested, the Company will add disclosure to the definitive proxy statement stating that “The reduced asset coverage requirement would permit a BDC to have a debt to equity ratio of a maximum of 2.0x (i.e. $2 of debt outstanding for each $1 of equity) as compared to a maximum of 1.0x (i.e. $1 of debt outstanding for each $1 of equity) under the 200% asset coverage requirement (without giving effect to any exemptive relief with respect to SBIC debentures).”

5.

Please revise the disclosure on page 5 of the definitive proxy statement to make clearer that approval of the Proposal will allow the additional leverage to be incurred the day following stockholder approval.

Response:

As requested, the Company will revise the disclosure in the definitive proxy statement as follows:

“At a meeting of the Board held on March 28, 2018, the Board, including a “required majority” of the Company’s directors, as defined in Section 57(o) of the 1940 Act, approved the application of the reduced asset coverage requirements in Section 61(a)(2) of the 1940 Act as being in the best interests of the Company and Stockholders, and, as a result, and subject to certain additional disclosure requirements as described below and provided such approval is not later rescinded, the reduced asset coverage requirements will apply to the Company effective as of March 28, 2019 (unless earlier approved at the Special Meeting, in which case additional leverage can be incurred on the first day after such approval).

United States Securities and Exchange Commission July 12, 2018 Page 4

In addition, the Board has determined that it is advisable and in the best interest of the Company and Stockholders that the reduced asset coverage requirements for senior securities in Section 61(a)(2) of the 1940 Act apply to the Company as soon as practicable. Therefore, the Board has decided to hold the Special Meeting to seek approval from Stockholders of the Proposal in an effort to accelerate the effectiveness of the reduced asset coverage requirements. If the Proposal is approved by Stockholders at the Special Meeting, the Company will be able to incur leverage up to 150% asset coverage requirements on the first day after such approval, rather than March 28, 2019. If the Proposal is not approved by Stockholders, the Company currently intends to continue to operate within the 200% asset coverage requirements in accordance with its current investment strategy until March 28, 2019.”

6.	Please disclose whether the Company’s investment strategy will change if the Proposal is approved.

Response:

As requested, the Company will add the following disclosure to the definitive proxy statement:

“The Company’s investment strategy will not change if the Proposal is approved.”

7.	Please summarize in bullet point form the risks of incurring additional leverage.

Response:

The Company will add the following disclosure to the definitive proxy statement:

“Stockholders should also consider the effects that increased leverage could have on the Company, including the following:

•	Additional leverage may increase the Company’s exposure to risks associated with changes in interest rates;
•	Additional leverage could increase the risk in investing in the Company;
•

The Company will need to renegotiate its collateralized loan obligation or enter into a new leverage facility in order to double the amount of leverage the Company is permitted to incur at the 150% asset coverage requirements (without giving effect to any exemptive relief with respect to SBIC debentures); and

•

Because the base management fee payable to Garrison Capital Advisers is based on total assets, excluding cash or cash equivalents but including assets purchased with borrowed funds, Garrison Capital Advisers may benefit when we incur additional leverage.”

8.	Please expand the discussion on page 6 regarding why a portfolio comprised of senior debt investments would be well-positioned to incur additional leverage.

United States Securities and Exchange Commission July 12, 2018 Page 5

9.	Response:

The Company will revise the disclosure in the definitive proxy statement as follows:

“The Board observed that a portfolio primarily comprised of senior debt investments would be well-positioned to incur additional leverage because such investments are typically lower risk than investments that are more junior in the capital structure…”

10.

Please add disclosure, if true, that the terms of the Company’s collateralized loan obligation would need to be renegotiated in order to incur additional leverage and that there is a potential that the interest rate might increase if the asset coverage ratio is reduced.

Response:

The Company will add the following disclosure in the definitive proxy statement:

“Additionally, the Company will need to renegotiate its collateralized loan obligation or enter into a new leverage facility in order to double the amount of leverage the Company is permitted to incur at the 150% asset coverage requirements (without giving effect to any exemptive relief with respect to SBIC debentures).  The Company may not be able to do so and it will incur costs to do so and the other terms of incremental leverage, such as interest rate, may not be as favorable to the Company as the current terms.”

11.

Please revise the second sentence under the sub-heading “Potential impact on net investment income, return to Stockholders and net asset value” to more clearly state that additional leverage may make it easier for Garrison Capital Advisers to earn an income-based incentive fee.

Response:

The Company will revise the disclosure in the definitive proxy statement as follows:

“Management finally noted that additional leverage may make it easier for Garrison Capital Advisers to earn an income-based incentive fee.”

12.	Under the sub-heading “Impact on fees payable by the Company to Garrison Capital Advisers”, please add a numeric example of the calculation of the base management fee.

Response:

The Company will add the following disclosure the definitive proxy statement:

United States Securities and Exchange Commission July 12, 2018 Page 6

“For example, if the Company had total assets of $500 million (none of which is invested in cash or cash equivalents) and net assets of $200 million, at the end of each of the two most recently completed calendar quarters, the management fee for the calendar quarter would equal (a) 0.375% multiplied by $400 million (i.e., the maximum total assets with 200% asset coverage requirements), or $1.5 million, plus (b) 0.25% multiplied by $100 million (i.e., the incremental total assets with 150% asset coverage requirements), or $250,000, for a total base management fee of $1.75 million for the quarter.  By contrast, without the change to the structure of the base management fee and following implementation of the 150% asset coverage requirements in March 2019, the base management fee for the quarter would be $1.875 million (assuming Stockholders do not approve the Proposal and the Board does not rescind its approval of the 150% asset coverage requirements).”

13.	Please explain the use of 4.16% as the actual weighted average interest rate in footnote 6 to the fees and expenses table as opposed to 4.52%.

Response:

The Company will revise the fees and expenses table to use 4.52% as the rate for interest payments on borrowed funds.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Capital Inc.
Kaitlin Betancourt, Garrison Capital Inc.
Daniel Hahn, Garrison Capital Inc.